UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9804

PULTEGROUP, INC. 401(K) PLAN
(Full title of the plan)

PULTEGROUP, INC.
(Exact name of Issuer as specified in charter)

3350 Peachtree Road NE, Suite 150
Atlanta, Georgia 30326
(404) 978-6400
(Address, including zip code, and telephone number and
area code, of Issuer's principal executive offices)

REQUIRED INFORMATION

4.	Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and supplemental schedule as of December 31, 2015, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

PulteGroup, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule

December 31, 2015 and 2014, and
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PulteGroup, Inc. 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of PulteGroup, Inc. 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 17, 2016

PulteGroup, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Investments, at fair value	$531,950,001	$545,640,154

Notes receivable from participants	6,828,694	6,548,701

Net assets available for benefits	$538,778,695	$552,188,855

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2015

Additions
Contributions:
Employee	$26,717,034
Employee rollovers	2,684,647
Employer	12,620,669
42,022,350

Interest income on notes receivable from participants	283,458

Investment income (loss):
Interest and dividends	18,097,773
Net realized and unrealized appreciation (depreciation) in fair value of investments	(21,057,426)
(2,959,653)

Total additions	39,346,155

Deductions
Benefit payments	(52,619,980)
Administrative and other expenses	(136,335)
Total deductions	(52,756,315)

Net increase (decrease)	(13,410,160)

Net assets available for benefits:
Beginning of year	552,188,855
End of year	$538,778,695

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and affiliated subsidiaries that have adopted the Plan. The Plan is administered by the PulteGroup 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity) as trustee and recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document, which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries that have adopted the Plan are eligible and will become participants on the first day coinciding with the employee's completion of 30 days of service with the Company following the date on which the employee first performs an hour of service.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are generally paid through payroll deductions.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions - Contributions to participants' accounts are effected through voluntary withholdings from their compensation (elective deferrals). Participants may elect to contribute a percentage of their compensation to the Plan of not less than 1% and not more than 50%. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (Code) Section 401(k)(3). Rollover contributions from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions - The Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period. During 2015, the employer matching contribution was equal to 100% of participant contributions up to the first 3% of compensation contributed per payroll period plus 50% of participant contributions up to the next 2% of compensation.

Catch-up Contributions - Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under Code Section 414(v).

Special Contributions - At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the PulteGroup, Inc. Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan's portfolio. Highly compensated employees who are covered under a stock plan are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2015.

Allocations

Contributions to the Plan are allocated to participants' individual accounts as soon as administratively possible. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

PulteGroup, Inc. Company Stock Fund

The Plan invests in common stock of the Company through the PulteGroup, Inc. Company Stock Fund, a unitized employer stock fund. The PulteGroup, Inc. Company Stock Fund also holds cash or other short-term securities, although these are expected to be a small percentage of the fund.

Benefit Payments

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59½, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's eligible account balance. Such distributions are generally made in a lump sum.

A participant may withdraw any portion of their rollover contributions at any time. All withdrawals are made in a lump sum payment with the amount available being reduced by any outstanding loan. No withdrawal is permitted to the extent that it would cause the aggregate amount of such outstanding loan to exceed the limits described in "Participant Loans" above.

Vesting

A participant's account balance is fully vested and nonforfeitable as of their first day of eligibility.

Forfeitures

The balance of forfeitures totaled $17 at December 31, 2015, which the Company expects to use to offset fees associated with administering the Plan. In 2015, the Company utilized forfeitures totaling $107,160 to offset Plan administration fees and $66,984 to offset employer contributions. The majority of such forfeitures originated from a prior plan merger.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain fully vested.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2015.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Investment Valuation

See Note 3.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  Because participants make loan repayments via payroll deductions, such a distribution generally only occurs in the event the loan balance remains unpaid following a participant's termination from the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

We evaluated subsequent events up until the time the financial statements were filed with the Securities and Exchange Commission (SEC).

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, "Fair Value Measurement". Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for years beginning after December 15, 2016, with retrospective application required.

In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" (ASU 2015-12). Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type but are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year-end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month-end closest to its fiscal year-end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Parts I and III are not applicable to the Plan.

We elected to early adopt both ASU 2015-07 and ASU 2015-12 in 2015. Accordingly, we reclassified the statement of net assets available for benefits as of December 31, 2014 to conform to the current presentation and also revised our disclosures in accordance with the standards.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Plan's financial instruments measured at fair value on a recurring basis as of December 31, 2015 and 2014 are summarized below:

Financial Instrument	Fair Value Hierarchy	Fair Value
		2015	2014
Investments measured at fair value
Mutual funds	Level 1	$455,293,441	$456,692,772
Money market fund	Level 1	15,268,310	15,236,443
Unitized employer stock fund:
PulteGroup, Inc. common stock	Level 1	30,403,593	40,394,437
Money market fund	Level 1	1,232,503	1,619,623

Investments measured at net asset value
Common collective trust		29,602,908	31,568,361

The Plan's investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

The Plan invests in a common collective trust fund, Fidelity Managed Income Portfolio II Class 1 Fund (FMIPII). The statements of net assets available for benefits present the investment using the net asset value practical expedient in accordance with ASC 820, as amended by ASU 2015-07. Withdrawals directed by the Company must be preceded by twelve months written notice to the trustee; provided, however, that the trustee may, in its discretion, complete any such plan-level withdrawals before the expiration of such twelve-month period.

The above table reflects the fair value of the stock and short-term cash position underlying the unitized employer stock fund. The market value of the common stock and money market fund portions of the fund are based on quoted market prices on the last business day of the plan year. The unitized employer stock fund also includes immaterial amounts of receivables and liabilities not presented in the above table.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 11, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt for the periods presented.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has no unrecognized tax benefits, and no related interest or penalties have been accrued. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

5.	Related-Party Transactions

The Plan invests in mutual funds managed by Fidelity and allows for investments in shares of the Company's common stock. These transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

In its capacity as trustee and recordkeeper, Fidelity provides certain administrative services to the Plan pursuant to a trust agreement between the Company and Fidelity. In the normal course of business, Fidelity receives revenue from certain mutual fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services provided to the Plan. If the revenue received by Fidelity from such mutual fund service providers were to exceed the amount owed under the trust agreement, Fidelity would remit the excess to the Plan’s trust and such amounts could be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2015, there were no excess amounts. While either the Plan or the Company could make payments to Fidelity for administrative expenses not covered by such revenue, such costs are paid for by the Company, except for certain transaction-related costs paid directly by the applicable participants, such as participant loan administration fees.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

7.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$538,778,695	$552,188,855
Adjustments from contract value to fair value for fully benefit- responsive investment contracts (a)	—	460,982
Loans in default and deemed distributed	(59,705)	(55,938)
Net assets per the Form 5500	$538,718,990	$552,593,899

The following is a reconciliation of the total deductions per the financial statements to total expenses per the Form 5500:

Year Ended
December 31, 2015
Total deductions per the financial statements	$(52,756,315)
Adjustment for loans in default and deemed distributed	(3,767)
Total expenses per the Form 5500	$(52,760,082)

The following is a reconciliation of total additions per the financial statements to the Form 5500:

Year Ended
December 31, 2015
Total additions per the financial statements	$39,346,155
Adjustments from contract value to fair value for fully benefit- responsive investment contracts (a)	(460,982)
Total income per the Form 5500	$38,885,173

(a)
As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year which allows for the common collective trust's fair value to be measured using the net asset value practical expedient. Form 5500 measured fair value in a different manner as of December 31, 2014.

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2015
	(b)	(c)
	Identity of Issue,	Description of Investment Including			(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/	(d)	Current
(a)	or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund Institutional Shares	472,346	**	$88,149,183
		Vanguard Total International Stock Index Fund Institutional Shares	117,552	**	11,395,454

		Vanguard Prime Money Market Fund Institutional Shares	15,268,310	**	15,268,310

	Morgan Stanley	Morgan Stanley Institutional Small Company Growth Fund Class I	1,034,628	**	14,246,831

	American Funds	American Funds Washington Mutual Investors Fund Class A	452,502	**	17,398,695

	American Beacon	American Beacon Small Cap Value Fund Institutional Class	663,755	**	14,907,931

	T. Rowe Price	T. Rowe Price Growth Stock Fund	904,506	**	48,535,818

*	Fidelity Investments	Fidelity Balanced Fund	1,916,645	**	40,671,206
		Fidelity Low-Priced Stock Fund	921,587	**	43,968,906
		Fidelity Diversified International Fund	686,649	**	24,025,851
		Fidelity Freedom Index Income Fund - Class W	226,050	**	2,527,244
		Fidelity Freedom Index 2005 Fund - Class W	51,455	**	630,322
		Fidelity Freedom Index 2010 Fund - Class W	236,323	**	3,032,027
		Fidelity Freedom Index 2015 Fund - Class W	529,471	**	6,893,713
		Fidelity Freedom Index 2020 Fund - Class W	1,318,711	**	17,736,663
		Fidelity Freedom Index 2025 Fund - Class W	1,440,267	**	20,278,966
		Fidelity Freedom Index 2030 Fund - Class W	1,495,905	**	21,436,318
		Fidelity Freedom Index 2035 Fund - Class W	982,824	**	14,535,973
		Fidelity Freedom Index 2040 Fund - Class W	1,306,918	**	19,433,865
		Fidelity Freedom Index 2045 Fund - Class W	616,397	**	9,245,956
		Fidelity Freedom Index 2050 Fund - Class W	345,157	**	5,215,321
		Fidelity Freedom Index 2055 Fund - Class W	151,368	**	1,810,363
		Fidelity Freedom Index 2060 Fund - Class W	4,595	**	44,846
		Fidelity Managed Income Portfolio II Class 1 Fund	29,602,908	**	29,602,908
		Spartan U.S. Bond Index Fund - Institutional Class	2,211,660	**	25,411,976
		Spartan External Market Index Advantage	74,901	**	3,760,013
		Fidelity Institutional Money Market Fund Class I	1,232,503	**	1,232,503

*	Company Stock	PulteGroup, Inc. Common Stock	1,706,150	**	30,403,593

*	Participant Loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.25% to 10.00%			6,828,694

	Total assets				$538,629,449

	There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN
By:	/s/ James R. Ellinghausen

James R. Ellinghausen
Executive Vice President, Human Resources

	Date:	June 17, 2016